SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

March 27, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Seaway Valley Capital Corporation
Preliminary Information Statement on Schedule 14C
Filed January 27, 2009
Form 8-K
Filed December 30, 2008
File No. 001-11115

Dear Mr. Owings:

This letter is provided in response to your letter addressed to the undersigned dated March 24, 2009.  Responses are set forth below the items noted by the Staff in your letter.

General

1.
Going forward, please amend your filing concurrent with submitting your written response regardless of the status of our review and comment process.  In this regard, we note your response to comments six, seven, eight and nine of our February 24, 2009 letter.  Please revise your filing to incorporate these changes now, rather than waiting until the staff has completed its review of your filing.

Response to Comment 1

We are today filing Amendment No. 1 to our Preliminary Information Statement on Schedule 14C.  We have incorporated in the amendment all changes that we have in this letter or previously said would be made.

Form 8-K

General

2.
In your response to comment two of our February 24, 2009 letter you state that Hackett’s Stores, Inc. (f/k/a/ The Americas Learning Centers) is identified as a “public company” because, among other things, a portion of its securities may be purchased by the public without registration.  Considering that it does not appear a registration statement has been filed with respect to the sale of Hackett’s Stores’ securities, please discuss the specific exemption from Section 5 of the Securities Act of 1933 upon which the company is relying in offering its securities to the public.  Also, where you continue to refer to Hackett’s Stores as a “public company,” please ensure that you clarify that Hackett’s Stores is not subject to any reporting obligations under the Securities Exchange Act of 1934.

Response to Comment 2

Neither Seaway Valley Capital Corp. not Hackett’s Stores, Inc. is offering the securities of Hackett’s Stores, Inc. to the public.  In the prior response that you refer to, we stated that a portion of the outstanding securities of Hackett’s Stores may be purchased by the public without registration because there is a market quoted for those securities on the Pink Sheets.  This occurs because Hackett’s Stores, Inc. completed a public offering of its securities pursuant to Regulation A over thirty years ago.

In any future publication in which we refer to Hackett’s Stores, Inc. as a public company, we will identify it as a “non-reporting public company.”

Preliminary Information Statement on Schedule 14C

General

3.
We note your response to comment five of our February 24, 2009 letter and specifically your statement that there are 124 shareholders of record of your common stock.  Amendment number one to your Form 10-KSB for the fiscal year ended December 31, 2007, filed August 13, 2008, states that there were 4,038 shareholders of record of your common stock.  Please explain the cause of this decrease making sure to address any implications that any transaction may have had with respect to Rule 13e-3 of the Securities Act of 1934.

Response to Comment 3

There has been no significant change in the number of shareholders of record of the common stock of Seaway Valley Capital Corporation since August 2008.  The statement in the amended 10-KSB that there were 4,038 shareholders of record was an error, which occurred because the author of that statement confused beneficial shareholders with record shareholders.  The error will be corrected in the 10-K for the year ended December 31, 2008.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3
Reasons for Approving the Reverse Split, page 3

4.
We note your response to comment nine of our February 24, 2009 letter.  We were unable to determine how you calculated the following amounts:  1) the amount reflected in the “Potential Conversion” column with respect to the Series D Preferred shares, based upon the conversion price you disclose in footnote (2), 2) the amount reflected in the “Potential Conversion” column with respect to the Debentures held by Brian C. Hill and Moriah Murphy, which should be 8,571,907,692, based upon the conversion price you disclose in footnote (1), and 3) the Total Potential Conversion amount at the bottom of the table, which does not reflect the total conversion underlying the Preferred Stock, Warrants and Debentures as indicated in the cart.  We also note that the amounts reflected under the “Original Amount” header for Y.A. Global Investments, L.P., Renzi Brothers, and Hackett’s Investors, $2,799,037, $205,000, and $950,000, respectively, differ from the amounts reflected, $2,799,073, $205,668 and $944,744, respectively, for the same investors in the table provided in response to comment 11.  Please revise or advise.

Response to Comment 4

•	The amount reflected in the“Potential Conversion” column with respect to the Series D shares was determined as follows: (881,065 x 5 = 4,405,325) ÷ (0.0001 x .85 = 0.000085) = 51,827,352,941.

•
The amount reflected in the “Potential Conversion” column with respect to the Debentures held by Brian C. Hill and Moriah Murphy is the result of a typographical error, as a “1” was inserted for a “7.”  The amount shown in the amended 14C that we filed today was determined as follows:  557,174 ÷ (0.0001 x .65 = 0.000065) = 8,571,907,692.

•	The Total Potential Conversion amount at the bottom of the table has been corrected.

•	The amounts reflected under the “Original Amount” header for the three creditors noted in your comment have been corrected in the amended 14C.

5.
We note your response to comment 10 of our February 24, 2009 letter.  Footnote four to your table states that the interest on the Golden Gate Investors, Inc. debenture is fully offset by the “interest accruing on the promissory note issued by Golden Gate Investors to the Company in partial payment for the debenture.”  Please revise your footnote to briefly describe the transaction(s) that led to the promissory note issued to you by Golden Gate which constitutes the partial payment for your debenture issued to Golden Gate.

Response to Comment 5

As requested, footnote 4 to the table of costs has been amended to describe the transaction that led to the note issued by Golden Gate Investors.

6.
We note the table you provided in response to comment 10 and specifically the column titled “Ancillary Payments to Holder.”  Please revise to include an explanation of the types of payments that are captured in this column.  Please also revise your filing to include this table as revised.

Response to Comment 6

As requested, we have added in the introduction to the table an explanation of the “Ancillary Payments,” and have included the table in the Appendix to the Information Statement, with a reference to the Appendix set forth as the second paragraph under “Reason #1:  Our Derivative Securities” in the main text.

7.
We note that the table you provided in response to comment 11 of out February 24, 2009 letter includes columns titled “Fixed Conv. Price” and “Variable Conv. Price.”  In comparison, your footnote disclosure included with the table you provided in response to our comment nine indicates in several instances that the debentures have only a variable conversion price.  Please revise your tables and related footnotes to address this apparent discrepancy, or advise why you believe this is not appropriate.

Response to Comment 7

As requested, we have modified the footnotes in the table on page 4 of the Information Statement to disclose the fixed conversion price, if any, for the convertible debentures.

8.
We note the table you provided in response to comment 12 of our February 24, 2009 letter.  Please tell us how you arrived at the conversion price amount of $0.1318 for the Series C Preferred Stock, considering this amount does not appear to reflect 21.25% of the market price, which you indicate is how the conversion price is determined in response to comment nine above.  It also does not appear that you have provided the information requested in the eighth bullet point of comment 12 with respect to the calculation of the combined conversion price.  Please revise or advise.

Response to Comment 8

The 21.25% conversion rate arises from the arcane formula used for conversion of the Series C shares; but it equates in practice to an 85% conversion rate.  In the amended 14C we have modified footnote 1 to the table on page 4 to state that the conversion rate for the Series C shares is 85% of the market price.  This change improves the clarity of the disclosure, and avoids the discrepancy noted in this comment.

As to the eighth bullet point, it does not appear that, for the purpose of calculating the “total possible discount” (ninth bullet point – summarized on the table s “profit”), there is any difference between the seventh bullet point and the eighth bullet point.  Therefore we have responded to both the seventh and the eighth bullet points with the column in the table labeled “stock value.”

9.
We note the tables you provided in response to comments 11 and 12 of our February 24, 2009 letter.  Please revise the headers of the tables, or provide footnote disclosure, to clearly describe the information contained in each column.  By way of example only, the last column in your table in response to comment 11 is titled “Profit.”  This title does not clearly indicate what factors went into determining the amounts in this column.  Finally please revise your filing to include these tables as revised.

Response to Comment 9

As requested, we have introduced each table with a explanation of the content of the columns.  The tables have been included in the Appendix to the Information Statement, with a reference to the Appendix set forth as the second paragraph under “Reason #1:  Our Derivative Securities” in the main text.

10.
We note the table you provided in response to comment 13 of our February 24, 2009 letter.  Please tell us how you arrived at the Total Possible Price to be Realized by the Holder of Series E preferred Stock, as it is not consistent with the information presented in the table provided in response to comment 12 above.  Please revise your filing to include this table as revised.

Response to Comment 10

As suggested, we have conformed the Implicit Profit shown in this table with the Implicit Profit calculated in the earlier tables.  The table has been included in the Appendix to the Information Statement, with a reference to the Appendix set forth as the second paragraph under “Reason #1:  Our Derivative Securities” in the main text.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer